VIA EDGAR

August 29, 2018

Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
 New York, New York
 (212) 593-6900

John Reynolds
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Avista Healthcare Public Acquisition Corp. (the “Company”)
Registration Statement on Form S-4, File No. 333-221734
Request for Withdrawal

Dear Mr. Reynolds:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-221734) on Form S-4 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective.  The Registration Statement was filed in connection with that certain Transaction Agreement (the “Transaction Agreement”) by and among the Company, Envigo International Holdings, Inc. (“Envigo”), Avista Healthcare Merger Sub, Inc., Avista Healthcare NewCo, LLC and Jermyn Street Associates, LLC, solely in its capacity as Shareholder Representative (as defined therein) dated as of August 21, 2017, pursuant to which the Registrant was to acquire all of the shares of common stock of Envigo. The reason for this withdrawal is that the Transaction Agreement was terminated on February 14, 2018. As a result, the proposed business combination contemplated by the Transaction Agreement will not occur. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (212) 593-6900 or Jaclyn L. Cohen of Weil, Gotshal & Manges LLP at (212) 310-8891.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Avista Healthcare Public Acquisition Corp.

By:	/s/ Benjamin Silbert
Name: Benjamin Silbert
Title: General Counsel and Corporate Secretary

cc:                                Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

Jaclyn L. Cohen

Weil, Gotshal & Manges LLP